SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Excelerate Energy, Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

30069T 101
(CUSIP Number)

George Kaiser Family Foundation 7030 South Yale Ave. Tulsa, Oklahoma 74136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
George Kaiser Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – not for profit

1	NAMES OF REPORTING PERSONS
Frederic Dorwart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Phil Lakin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 22, 2022 relating to shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Excelerate Energy, Inc., a Delaware corporation (the “Issuer”) (the “Schedule 13D”). Only those items hereby reported in this Amendment are amended and all other items remain unchanged.  Terms used but not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

This Item 1 shall be deemed to amend and restate Item 1 of the Schedule 13D in its entirety.

This Statement relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 2445 Technology Forest Blvd., Level 6, The Woodlands, TX 77381.

Item 2.	Identity and Background

This Item 2 shall be deemed to amend and restate Item 2 of the Schedule 13D in its entirety.

(a) This Statement is filed by (i) George Kaiser Family Foundation (the “Foundation”); (ii) Mr. Frederic Dorwart (“Dorwart”); (iii) Mr. Phil Frohlich (“Frohlich”); and (iv) Mr. Phil Lakin, Jr. (“Lakin”, and together with the Foundation, Dorwart and Frohlich, the “Reporting Persons”), pursuant to rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Dorwart, Frohlich and Lakin are trustees of the Foundation (the “Trustees”) and by virtue of such position may be deemed to (a) share voting and investment control over and (b) may be deemed to have a beneficial ownership in the 7,854,167 shares Class A Common Stock held by the Foundation. Each of the Trustees disclaims beneficial ownership of the reported securities.

 (b), (c)

•	The Foundation’s principal business is as a 501(c)(3) Type I organization, supporting and controlled by the Tulsa Community Foundation.
•	The principal business address of Mr. Dorwart is 124 East Fourth Street, Tulsa, Oklahoma, 74103. The principal occupation for Mr. Dorwart is as an attorney with Frederic Dorwart, Lawyers PLLC.
•	The principal business address of Mr. Frohlich is 1924 South Utica, Suite 1120, Tulsa, OK, 74104. The principal occupation for Mr. Frohlich is as principal of Prescott Capital, an investment fund.
•
The principal business address of Mr. Lakin is 7030 South Yale Avenue, Tulsa, Oklahoma 74136. The principal occupation for Mr. Lakin is as the Chief Executive Officer of the Tulsa Community Foundation.

(d) - (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

•	The Foundation is a not for profit corporation organized under the laws of Oklahoma.
•	Messrs. Dorwart, Frohlich and Lakin are United States citizens.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 of the Schedule 13D in its entirety.

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
George Kaiser Family(2) Foundation	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
Mr. Dorwart(3)	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
Mr. Frohlich(3)	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
Mr. Lakin (3)	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167

(1)
Based on 108,275,167 shares of Class A Common Stock on an as converted basis, which includes shares of the Issuer’s Class B common stock convertible into Class A Common Stock, issued and outstanding upon the closing of the Issuer’s IPO.

(2)
The Class A Common Stock received by Maya Maritime LLC (“Maya”) in connection with the sale of the equity interests in Excelsior LLC and FSRU Vessel (Excellence), LLC was distributed to the Foundation, as sole member of Maya, on April 27, 2022. Maya ceased to be a Reporting Person as of April 27, 2022.

(3)	Each of the Trustees disclaims beneficial ownership of the reported securities.

(c) Not applicable.

(d) Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to the Schedule 13D is amended and supplemented by the following:

The Foundation is an assignee of all of Maya’s rights and obligations under the registration rights agreement entered into by and among the Issuer, Maya and certain Class B stockholders.

The Foundation is an assignee of all of Maya’s rights and obligations under the tax receivable agreement with certain continuing partners of the Partnership.

The Foundation has entered into a lock-up agreement pursuant to which they have agreed that, prior to October 9, 2022, the Foundation will not, without the prior written consent of Barclays Capital Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acting as the representatives of the several underwriters, dispose of or hedge any of the Issuer’s Class A Common Stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock), subject to specified exceptions.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2022

GEORGE KAISER FAMILY FOUNDATION

/s/ Frederic Dorwart
Frederic Dorwart
President

/s/ Frederic Dorwart	/s/ Phil Frohlich
FREDERIC DORWART	PHIL FROHLICH

/s/ Phil Lakin, Jr.
PHIL LAKIN, JR.